SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-k

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

NATIONAL ELECTRICITY COMPANY OF CHILE INC.
(Translation of Registrant's Name into English)

Santa Rosa 76, Santiago, Chile ((562) 6309000)
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes X No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes No X

ENDESA-CHILE

General Management No 029

SANTIAGO, February 27, 2002

Mr Alvaro Clarke de la Cerda
Superintendent of Securities and Insurance
Santiago

Ref.: Circular No. 79

To whom it may concern:

Pursuant to what is set forth in Circular No. 79 dated January 14, 2002, letter b), issued by this Superintendence, allow me to inform you of the following:

1. As is public knowledge, on January 6, 2002, the Congress of the Republic of Argentina passed the Public Emergency and Exchange Rate System Reform Law 25,561 (the Law).

2. Article 8 of said Law indicates that "based on sanctions stipulated in the law hereto (January 6, 2002) in contracts entered into by Public Administration under public law conditions, including public works and services, escalation clauses in dollars or in any other foreign currency and indexing clauses based on other countries' prices indexes and any other indexing mechanism shall be rendered null and void. The resulting prices and rates of said clauses shall be set forth in pesos at an exchange ratio of ONE PESO ($1) = ONE UNITED STATES DOLLAR (US$1)."

3. Furthermore, article 9 of the Law empowers the National Executive Power "to renegotiate contracts included in that which is set forth in article 8 of the law hereto." In the case of contracts whose objective is the rendering of public services, the following criteria must be taken into consideration: 1) the Impact of tariffs on the economy's competitiveness and on income distribution; (2) the quality of services and investment plans, when these are stipulated to contractually; (3) interest of users and accessibility of services; (4) systems security; (5) corporate profitability; and (6) investments actually made and other obligations entered into by way of contracts.

4. On February 12, 2002, the Argentine Executive Power ordered Decree No. 293 (the Decree), in virtue of which the renegotiation of contracts affected by that which is set forth in article 8 of the Law whose objective is the rendering of public services, is entrusted to the Economy Minister. As part of the public services affected by contract renegotiation, the Decree specifically mentions gas transportation and distribution services and electric power distribution and commercialization services.

5. The renegotiation of public contracts provided by Law 25,561 does not affect those contracts entered into as a consequence of privatization carried out by the Argentine Government of electric power plants or hydro-electric power plant lease contracts, for which reason neither CENTRAL COSTANERA S.A. nor HIDROELÉCTRICA EL CHOCÓN S.A., Endesa-Chile-affiliated companies, are subject to the renegotiation set forth in article 9 of the Law.

6. However, Law 25,561 also stipulated the "*pesification*" – at an exchange ratio of one peso to one United States dollar – of pecuniary obligations originating in contracts entered into by and between private parties, subject to private law regulations and agreed to in dollars or other foreign currencies or in contracts containing dollar or other foreign currency escalation clauses (article 11 of the aforementioned Law).

7. Subsequently, by way of Emergency Decree No. 214/02 (O.B. 4/02/02) – of legal status – the compulsive conversion into pesos of money obligations of any origin or nature whatsoever was extended, with existing cause or title to date sanctionable by Law 25,561 (cfr. Decree No. 320/02, which clarifies the aforementioned) and a Referential Stabilization Coefficient (CER), created by Decree 214/02, which is calculated pursuant to the monthly evolution of the Consumer Price Index (cfr. Resolution No. 47/02 from the Ministry of the Economy, published in the O.B. dated 11/02/02), was stipulated to be added to the amounts resulting from the "*pesification*" – at an exchange ratio of $1 = US$1. Likewise, the possibility of requesting a fair price adjustment was stipulated when the price resulting from the good or service is greater or less than the payment sum as a result of the application of this provision.

8. Naturally, the Public Emergency and Exchange Rate System Reform Law No. 25,561, from Decree No. 214/02 and its body of regulatory and binding clauses, affects the economic and financial situation of Endesa-Chile, since its affiliates, CENTRAL COSTANERA S.A. and HIDROELÉCTRICA EL CHOCÓN S.A., participate on the Argentine Electric Retail Market (MEM) and have electric power supply contracts with consumer clients in the Republic of Argentina, whose prices and rates have been affected by Law 25,561 and Decree No. 214/02 in that they order the "*pesification* – at an exchange ratio of one peso ($1) equal to one United States dollar (US$1) – of current liabilities to provide sums of money agreed to in said foreign currency or any other foreign currency, whatever its origin or nature may be as long as the title or cause to date is sanctionable by Law 25,561 and ratify the prohibition of containing adjustment clauses, affecting the relations with pending reciprocal rendering of services.

9. Furthermore, CENTRAL COSTANERA S.A. has entered into gas supply and transportation contracts with gas transportation and distribution concession holders

in the Republic of Argentina, whose rates shall be subject to the same Law 25,561 and to that which is set forth in Decree 293 dated 2002. Also, as indicated hereinabove, the Law prevents the application of indexing clauses based on other countries' prices indexes and determines, that the rates of public services shall be translated into pesos at a ratio of 1 peso = 1 United States dollar, all of which has an impact on Argentine MEM transactions and affects the essence of fuel acquisition contracts for CENTRAL COSTANERA S.A.

10. Bearing in mind all of the aforementioned information and, particularly, the devaluation of the Argentine peso in 2002, the resulting devaluation of MEM rates and the rates of energy supply contracts entered into by and between CENTRAL COSTANERA S.A. and HIDROELÉCTRICA EL CHOCÓN S.A. and their clients, and also the resulting devaluation of natural gas acquisition costs (the latter being subject to negotiations held between gas transportation and distribution concession holders and the Government of Argentina), ENDESA estimates that its net flow (operational cash flow less financial expenses) will decrease for said year by approximately US$ 19 million.

Best regards,

Héctor López Vilaseco
General Manager

ENDESA-CHILE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

By: ______________________________

Mario Valcarce Durán

Chief Financial Officer

Date: March 1, 2002